Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless CEO to Meet African Telecom Leaders as Company Advances
Tower Rollout and Next Phase of Growth

Company targets 1,650 operating sites with potential to generate US$15–20 million in annual revenue, while pursuing expansion toward 10,000 contracted towers and developing additional energy and digital infrastructure revenue streams

Quebec, QC, Canada – October 16, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, today announces that Chief Executive Officer Francis Létourneau plans to attend Africa Tech Festival in Cape Town, South Africa, November 17–19, 2026, for meetings with mobile network operators, government representatives and potential infrastructure partners.

The meetings come as NuRAN advances its African tower rollout, including the activation of 29 additional towers in October. With more than 5,000 towers under contract with Orange and MTN across eight countries in Africa, the Company is focused on converting its contracted portfolio into operating infrastructure and recurring revenue while pursuing its longer-term objective of reaching 10,000 contracted sites.

Subject to financing, NuRAN is targeting an expansion of its operating network from approximately 300 sites to 1,650 sites by mid-2028. Based on management’s deployment and site-revenue assumptions, this expanded network could generate approximately US$15–20 million in telecommunications revenue in 2027. Achieving this target will depend on financing availability, deployment timing, the number of revenue-generating months per site and operating performance.

Advancing Toward a Larger Revenue-Generating Network

“NuRAN is approaching an important inflection point as we work to convert our contracted tower portfolio into a substantially larger operating network,” said Francis Létourneau, Chief Executive Officer. “The activation of 29 additional towers in October demonstrates progress. Our next priority is to build a sustained deployment cadence toward 1,650 operating sites and the recurring revenue that scale could support.”

Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains rural mobile infrastructure for mobile network operators. As additional sites enter service, the Company expands its revenue-generating footprint under long-term customer agreements.

The planned meetings in Cape Town will focus on advancing towards the company’s objective.

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PRESS RELEASE

About NuRAN Wireless

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, a portion of which are built and operating. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to address the economic and technical challenges of rural mobile coverage. Through NuEnergy, its wholly owned subsidiary, NuRAN is also developing a platform to own and operate solar, storage and hybrid power systems across its African footprint.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau, Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements other than statements of historical fact are forward-looking statements. Forward-looking statements are generally, but not always, identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions, or by statements that certain events, actions or results “may,” “could,” “should,” “would” or “will” occur, be achieved or be realized. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those expressed or implied by such statements.

Forward-looking statements in this news release include, without limitation, statements regarding: the attendance of the Company’s Chief Executive Officer at Africa Tech Festival and the timing, scope and potential outcomes of meetings with mobile network operators, government representatives and infrastructure partners; the activation, deployment, completion and operation of tower sites, including the 29 additional towers referenced in this news release; the conversion of the Company’s contracted portfolio into operating infrastructure, recurring revenue and cash flow; the planned expansion of the Company’s operating network from approximately 300 sites to 1,650 sites by the target date to be confirmed; the potential for the expanded network to generate approximately US$15–20 million in telecommunications revenue in 2027; the Company’s ability to establish and maintain a sustained deployment cadence; the pursuit of a longer-term objective of 10,000 contracted sites; the expected benefits of scale under the Company’s Network-as-a-Service model; the development of additional energy and digital infrastructure revenue streams, including through NuEnergy; and the Company’s business plans, strategies, objectives, financing requirements, growth prospects and creation of long-term shareholder value.

Forward-looking statements are based on management’s current expectations, estimates, projections, beliefs and assumptions as of the date of this news release, including assumptions regarding: the availability of sufficient financing and working capital on acceptable terms; the timing, cost and pace of site deployments and activations; the number of revenue-generating months per site and the revenue and operating performance of activated sites; the continued validity and enforceability of customer agreements and the performance of customers, suppliers, technology partners, lenders, governments and other counterparties; the availability of equipment, logistics, labour, connectivity, power solutions, permits, licences, approvals and land or site access; continued customer and community demand; the ability to identify and conclude suitable commercial or infrastructure partnerships; prevailing foreign-exchange rates and economic, political, security, regulatory and market conditions; and the accuracy of management’s deployment, revenue and market assumptions. Although management considers these assumptions reasonable, they may prove incorrect.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause actual results, performance or achievements to differ materially from those expressed or implied. These factors include, without limitation: the Company’s ability to continue as a going concern and obtain adequate financing and working capital on acceptable terms; delays, cost overruns, underperformance or changes in the scope, timing or economics of tower deployments; the ability to complete, activate and operate contracted sites, achieve the targeted deployment cadence and collect amounts owed; the possibility that deployed sites generate fewer revenue-producing months or lower revenue than assumed; the possibility that the Company does not reach 1,650 operating sites by the target date, generate US$15–20 million in telecommunications revenue in 2027 or achieve its longer-term objective of 10,000 contracted sites; the possibility that meetings at Africa Tech Festival do not result in agreements, partnerships, financing or other commercial outcomes; counterparty, customer-concentration and contract risks; equipment, technology, cybersecurity, network-uptime, supply-chain, logistics and labour risks; fluctuations in foreign-exchange rates, inflation, interest rates and energy or commodity prices; competition and changes in customer demand; regulatory, licensing, permitting, tax, environmental, land-access and compliance risks; political instability, conflict, security conditions and other country risks in the markets in which the Company operates; risks associated with developing additional energy and digital infrastructure revenue streams, including through NuEnergy; risks related to the Company’s Nasdaq and other exchange listings and continued compliance with applicable listing standards; the Company’s obligations as a reporting issuer under applicable Canadian securities laws, including the securities laws of the Province of British Columbia, and oversight by the British Columbia Securities Commission; dilution or other consequences of future financings; and the risks described under “Risk Factors” and elsewhere in the Company’s most recent annual report on Form 40-F, subsequent reports furnished on Form 6-K and other filings with the U.S. Securities and Exchange Commission, and in the Company’s filings on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking statements. There can be no assurance that the anticipated meetings, deployments, operating-site targets, revenue levels, contracted-site objectives, financing activities or additional revenue initiatives will occur or be realized as currently contemplated. The forward-looking statements in this news release speak only as of its date and are expressly qualified in their entirety by this cautionary note. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Future Oriented Financial Information

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about annual gross revenue, which is subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about NuRAN’s future business operations. NuRAN and its management believe that FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represent, to the best of management's knowledge and opinion, the NuRAN’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. NuRAN disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. Differences in the timing of capital expenditures or revenues and variances in production estimates can have a significant impact on the key performance measures included in NuRAN’s guidance. NuRAN’s actual results may differ materially from these estimates.

Non-IFRS Financial Measures

This press release includes references to "annual revenue", which is not defined under International Financial Reporting Standards (IFRS). The intent of this unaudited and non-IFRS measure is to provide additional useful information to investors and analysts. This non-IFRS measure does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other entities. As such, this non-IFRS measure should not be considered in isolation or used as a substitute for measures of performance prepared in accordance with IFRS.

This non-IFRS financial measure reflects an additional way of viewing aspects of the Company's operations. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety under the Company's profile on EDGAR and SEDAR+.

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